

TRADEFOX, INC.

2022 Report

Dear investors,

We are at a point now with Tradefox, where a VC round is on the horizon. We have established early signs of product market fit as evidenced by the incredible growth in member provided trade feedback. I believe will be our last public equity crowdfunding round with a goal of raising $3 million - $1 million from the crowd, $1 million from the industry and $1 million from accredited and other strategic investors.

With the opening of this new crowdfunding round, we are closing our accredited investors round. In combination with the $900k in new investments we received in the last 2 months and the $800k from last year, we have established enough runway to begin building the foundation for scale. The funding from this crowdfunding round and an additional $1 million from the industry will put us on a clear trajectory for Series A. We can only attribute this level of success to the belief you, our investors, have in our vision and our team. Thank you!

We need your help!

We are looking to close this crowdfunding round within 6 months and would appreciate it if you can spread the word to other people in you network.

If anyone has contacts in their network to angel investors in the US, especially in Silicon Valley, please let us know. We are preparing for a Series A round at the beginning of 2024 and need to build our network of accredited and connected investors.

Sincerely,

Ashwani Dutt
Director

Chris Yerbey
Founder & CEO

Our Mission

We aim to become the most trusted platform for services centered around the trade of recyclables. Our goal is to have $2 billion of the annual global scrap trade being conducted on our platform by 2022. Business intelligence on trading partners and competitors, financial services, documentation tools, and arbitration are just some of the elements we will combine to reduce massive financial risks and market inefficiencies. Forward-looking projections cannot be guaranteed.

See our full profile

How did we do this year?

Report Card

A-

The Good

We've raised more than $1 million funding from accredited investors

We've lined up a partnership with the largest credit insurance agency to handle collection for our Capital Recovery Product

The Bad

We needed to let two sales reps go due to their lack of performance.

We missed the opportunity to open our crowdfunding campaign in September

Capital Recovery Product

We've obtained over 100,000 trade reviews from our customer which is a strong signal for product market fit

We missed our goal of capturing 250,000 trade reviews

2022 At a Glance

January 1 to December 31

$10,036 +124%
Revenue

$618,515 +106%
Net Profit

$293,252 +375%
Short Term Debt

$1,276,500
Raised in 2022

$615,621
Cash on Hand
As of 02/17/23

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Tradefox is a business intelligence product providing visibility into the trading reputations of companies in the recycling industry. Our 5,000+ members are industry professionals, banding together to stop fraud and other unfair trading practices.

Our core product is the Trade Reputation Report. These reports consist of firmographic data, import/export trade data, materials traded, association memberships, post-trade reviews between verified trading partners and a TrustScore rating.

We aim to become the most trusted platform for services centered around the trade of recyclables. Our goal is to have $2 billion of the annual global scrap trade being conducted on our platform by 2022. Business intelligence on trading partners and competitors, financial services, documentation tools, and arbitration are just some of the elements we will combine to reduce massive financial risks and market inefficiencies. Forward-looking projections cannot be guaranteed.

Milestones

Tradefox, Inc. was incorporated in the State of Delaware in July 2012.

Since then, we have:

- 🌎 5,300 Tradefox Members from 183 countries Average 65% increase YOY.

- 📈 +80,000 buyer-seller transactions reviewed by verified trading partners. 405% annual increase.

- 🚀 2.3 million ML matched and verified buyer-seller transactions. 500% increase YOY.

- 👓 Visibility into over 220,000 unique trading partner relationships.

- 💸 $1 trillion industry growing at 5-10% CAGR with a $100 billion immediately addressable market.

- 📄 150,000 + Business Reports on companies that buy and sell recyclables.

- 🥇 First Place in Startup Bootcamp Amsterdam accelerator program. (TechStars Affiliate)

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $10,036 compared to the year ended December 31, 2021, when the Company had revenues of $4,478. Our gross margin was 78.29% in fiscal year 2022, compared to -30.39% in 2021.

- *Assets*. As of December 31, 2022, the Company had total assets of $205,431, including $22,173 in cash. As of December 31, 2021, the Company had $224,696 in total assets, including $55,784 in cash.

- *Net Income*. The Company has had net income of $618,515 and net income of $300,420 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities*. The Company's liabilities totaled $323,364 for the fiscal year ended December 31, 2022 and $112,193 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

As of 12/31/22, the company has been financed with $2,323,863 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any

other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Tradefox, Inc. cash in hand is $615,621, as of February 2023. Over the last three months, revenues have averaged $1,078/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $47,010/month, for an average burn rate of $45,932 per month. Our intent is to be profitable in 18 months.

In 2022, we have let two CSMs go due to lack of performance. We focused our remaining teams efforts on the CSMs previous roles, working closely with member companies that could provide substantial amount of trade reviews and incentivized them with free product access. As a results of this new focus we increase the asset value of our database to almost $9 million through the contribution of confidential post-trade reviews on almost 120,000 trades. Having mastered this process and gain many new active members, we standardized this process and are gearing up for hire a more experienced CSM and CMO in 2023 to begin to scale out this process while adding new paying member companies to our platform.

Tradefox is already revenue generating, albeit early stage and of nominal value. The Company is strategically prioritizing the onboarding of new members across key geographical markets whilst building brand awareness at this time. Typically members are onboarded via a data exchange program, whereby they are able to gain access to the platform via credits earned in exchange for primary data, building the underlying value of our database and platform. We are not targeting a significant uplift in revenue in the next 3-6 months as this is the period in which credits earned by early adopters are depleted, meaning members plans revert to a monthly paid subscription model. This transition will gain momentum from September / October 2023, 6-7 months out from now.

We will be investing a minimum of $550k into business operations over the next 6 months. Scaling up our investment inline with the success of our WeFunder round in conjunction with capital raised from both strategic and industry investors. Our current burn rate is ±$77,000 / month which will increase to a minimum of $90,000 in 6 months time. Currently we have sufficient funds to maintain this burn rate for 5- 6 months.

Tradefox expects to be profitable by year end 2024 with an estimated cash positive position of ± $200,000 based on generating annual Revenues of $3066,564 against Operating Expenses of £2,880,000 in that calendar period. Revenues will be generated primarily through monthly subscriptions supplemented via income from early stage premium services such as Capital Recovery.

The business will require a minimum of $1.3m in working capital throughout 2023/24 in order to hit these targets. $900k has already been raised to date (in Reg D and Wefunder) and we are targeting raising a total of $3m in this final Seed investment round.

Tradefox has sufficient capital to cover the short term burn rate over the next 8-9 months. Supplementing the WeFunder round, we have accredited investors willing to support the business whilst extending their position. In addition Tradefox is in early discussions with institutional and industry investors, targeting further commitments with a target of $1 million in parallel to the WeFunder campaign.

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: 6,163% **Gross Margin: 78%** **Return on Assets: 301%** **Earnings per Share: $484.73** **Revenue per Employee: $836** **Cash to Assets: 11%** **Revenue to Receivables: –** **Debt Ratio: 157%**

Tradefox_Financials_and_CPA_Review_2020_and_2021.pdf

We ❤ Our 2033 Investors

Thank You For Believing In Us

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Bonaventure I. OGBODU	Clyde F Wertz	Michelle Lai	Russell Blackman	Kyle Wong	Karra S Reddy	Robert Jamieson
Stephen McNamee	Kurt Wickham	Michael Martin	Ginger Barth Caessens	Stephen Pawlowski	Nick Moudakis	Daymon Chad Merrill
Peter Netherton	Virgil Stametoiu	Alexander Mironenko	Pat Sager	Anilkumar N Pai	Charles Hoesch	Natalie CHAMBERLAIN
George Polk	Brian Orinick	Kiril Dragoslijvich	Sean O'Dowd	Peter Warren	Sgw Trust	Wayne Robert Timm
Timothy Mills	John MacLauchlan	Robert Charles Burgin	Brent Palman	Kenneth Klein	Ricky Mac	John Van Cleave
David Boardman	George McGinley	Alaina Morgan	Mark R. Plehn	John Baskey	William Izzo	Erik Dwyer
William D Lee	Fred George	Patrick Boyle	Lon HOSKINS	Kiran Patel	Niranjan Somashekar	Robert Noack
James Sellers	Christine Taylor	James Gray	Carol Hunter	Justin Adam	Jacob Varshel	Clair H Sauder
Ronald W. BURGI	Bryan Osborne	Glenn Knutsen	Valerie Grant	Rodney K. Blank	Nilay Parikh	Bryan Nguyen
Mario J. Kobylt	The Richard F. Mc Entyre ...	Christopher Romano	Lerklo Der Sarkisian	Michael W. Cammon	Joseph Semborski	Joseph Doescher, Jr
Peter J. Reno	Ralph Kaplan	Keith Wong	Bryan Sarlitt	Ciril Stebler	Benjamin Prigmore	Sheridon Dion Taylor
Nixon Augustin	Richard Mcneil	Steve Hufford	Li Hsiong Virginia Tong	Rodney Annis	Laura Michelle Johnson	Robert A. CRISOSTOMO
Terrance Francis	Karla Perrizo	Aaron French	Andrew Orrison	Alice Mak	Riki Humboldt	Carl Porter
John Cutcliffe	Hans Ulrich Engel	David Hansen	Shivam Kaneria	Andrew Dysart	Kevin Gibbs	Regina Shaw
Arleen Knutsen	Robert Dobbins	Jason Bayles	John Dixon	Patricia A. Clark	Richard Bjelland	Larry Schmit
Marilyn Dimitriyev	Steven Zebrowski	Luis Torres	Edgar Mauricio Cadena P...	Sean Casey	Georgia Welwood	Jill Glascock
Gentry Lynn Fugate	Bunny Henningsen	David Witt	Charmaine Kaimikaua	Mark Dennis Van Cleave	Hanna Do	Gene Stanko
Kerstin Roland	Brian Kothman	Murali K Bandaru	Kurt Hornfelt	Lokesh SURAPANENI	Morris Jones	Long Van Nguyen
Adam Koegel	Michael E Reininger	Keith Costello	Ian Fraser	La Vonne P. Ellis	Vladyslav Ovchynnikov	Kristen Kekaiwahinenanik...
Tonia Willekes	Sri Gorty	James B MCDANIEL	David Christensen	Arvin M. Rhodes	Michael Delaney	Kody Bartz
Ondřej Veselý	John Hammar	Jay Patel	Bassey Bassey	Jon Peeples	Dana Patton	Owen Marsh
John Korpi	Ann Loudermilk	Sachindra Kumar	Paul Schaerer	Harry Bartman	Marty Cole	Sebastiano Novek
Miguel Cruz	Vincent Judy	Colin Teichrob	Brad G Farber	Raman Sundararajan	Tina Tehoda	Herbert Simons
Song Hwang	Raymond Vining	Cameron Page	Iveta Sikurova	Christopher Ward	Ever Olano	Rob Miller
Nitinkumar Patel	Bansidhar Bandi	David Gallop	Marlene Shirley	Mark Clearwater	Kenneth Brooks	George Arai
Brett Dettmering	Michael Golden	Donald Rohe	Casey Windham	Craig Rover	Marvin L Small	Bart Dekker
Michael Krysiak	Andrea Mravcova	Jason Wilson	Andreas Stracke	Charles Wesley MacLagan	Malvin Soriano	Ruth Clemmer
Anne McClendon	Andy Wong	Dave Ford	Robert Turner	Jonathan Vong	William Goff	Jesse M Micander
Jennifer Whitten	Joe Rutkowski	Robert Fletcher	William C Knaub	Nichole Stone	Reynald Altema	Kevin Saltowitz
Stan Lovegren	Selvakumar Chelliah	Anthony Giordano	Phillip E Bolin	Michael Gordon	Cleveland Mixon	Adam Saltowitz
Esteban Benito Olivieri	Darlington Etumni	David Haslam	John F Croley	David Reynolds	Casandra Kennedy	Kris Howard
Ronald G. Green	Sherri M. Miller	Erick Todd	Timothy P Rodgers	Nandini Bhattacharya	Arjen Sharma	Rama Krishna Audireddy
Robert Hempton	Dick Griffis	Frank Little	Pratap Manne	Kyle DAYE	Eric Dawson Jr.	Stuart Bevin
Matthew Styles	Scott Parish	Gary L Kennedy	Matthew N Voldeng	Dale Conzelmann	Durell THompson	Edwin Phenix
Ronald Moorcroft	Andrew G. Roots	Daniel Erlanger	Robert Gavlak	Brant Campbell Thorpe	Nate Koester	Yusuf Salloum
Anthony Bradford	Dennis Thomas	Satish Patel	Diane Aksten	Harry Fernandes	Jimmy Duong	Eeugene A GEGG
Ivan Zudenkov	Sanjeev Munjal	Phuong Pham	Stephen Guilmette	Todd Gross	ATI Development	James H Orbison
Matthew Gidicsin	Rocky James Murray	Ed Stroh	Eric Villard	Orragen K STARK	Vu Nguyen	Gulab Tejwani
Khalid Al Hosani	Jerry Whitaker	Johnny Joe Johnson	Kenenth Bristow	S. Lea Langdon	Robin Snowdon	Barbara Parris
Elizabeth Larsson	Philip Crow	Frank Svejcar	Dennice HERMAN	Leo Bell	Elliott Goldberg	Dennis Foster Marsh
Marie Wilmont	Bill Weissman	Robert Shepard	Harman Thind	Yuriy Nayer	Richard H Mullen	Ray R. Jung
Todd Morris	Terry Rosenthal	Boguslawa Czarnecka	John Steverding	Benjamin Russell	Mara Wells	Robert J Vadas
John Lemley	Alan Unger	Jared Bobbitt	Lanier A Jones	Paul Straub	James Boston	Wayne Bice
Gary Paul	Meng Qian	Michael Johannsen	Dga Capital LLC	Richard TOMASOVIC	Duraisingam Kajenthira	Daniel Anthony
William Farrington	Sandeep Patil	Brian Sato	Willis V Cornelius Jr	Eric Wells	Thomas M Miller	Brenda Ann Hill
Deepak Suri	Allan Horton	Kenneth R. Cosselmon	Kevin Taylor	Wilmer Lamb	Samir Iqbal	Jay D Millspaugh
Mark GORDON	Richard Kurtz	Todd Kelly	Timothy Greco	Roy Broman	Mary Silva	Michael Boerste
Richard Berger	David Kertland	Stephen H Gunderson	Matthew Cole	Hang Yuan	Frantz PetitFrere	Yao Min Ng
Michael O'Brien	Ann Link	Sudheer Raghunath	Daniel G Firth	Munhyeon Ro	John Platt	Paul Bonacci
Roy Freeman	Edward Miesionczek	John Carruth	Jeremy Monger	Michael Edwards	Renwick Wilson	Gadon Turner
Gloria Perniciaro	Shohreh Daemi	William C NAY	Dennis Stewart	Thomas Coppola	William Vincent Miller Sr	Konni Black
Kimberly Martin	Terry Huang	Peter Persaud	James Ballar	Sven Armbruster	Santosh Reddy	Darren Moser
Bhaskar Dey	James Bernhardt	Kenneth Son	Manohar Pasumarti	Mary Peaker	Tianshi Wu	Mark Van Sloun
Annette Berger	Prashanth Srikanthan	Suhardi Abadi	James Fruge	Richard Schaefer	Cynthia Thompson	Kaomeng Saechao
Henry Le	Ernest Mcgill	Krishan Khera	Roberto Ruiz	Cedric Florens	Daniel McGuire	Paul C. Radack Jr
Ahmad Banat	William Buckley Fountain	Alexander Skage	Van Duc Nguyen	Thomas O Lowsley	Antonietta Bartolone	Justin Leiter
Kirby Williams	Brandon MANN	Ben Endress	Alan Scott	Andrew Mair	Cheng Hung Chen	Peter Karmanos III
Cameron McCord	Jaquan Barber	Margaret Brown	Aaron Hahn	Ken Boehlke	Robert D Nock	Ryan Bennett
Steve Davidson	Gordian Botelho	Muhammad Shire	Ross Warren	Richard R Cruz	Joe Rutkowski	Bonaventure I. OGBODU
Robert Noack	Jay Patel	Laura Oldanie	Kevin Granetto	Jerry P Lucchesi	James Woodrow Nipper III	NIKESHKUMAR PATEL
Bruce Bass	Brian Widrig	Michael Michalski	Fred Thorp	S. Eddie Sherwood	Thomas Swierski	Jason Gorczyca
Venkat Gangavarapu	Kannan Ganesan	James Bennington	Penny Winter	Matthew Allen	Patricia Dolan-Collin	Laurie Warren
Wayne D Manning	Jim Von Eiff	Hanman Gajarla	Shawn McGee	Ray Riechert	Robert Reser	Renaldo Elvey
Vuyo Maqubela	Elizabeth Paragas	John Wesolowski	Edwin Sullivan	Kapil KAPOOR	Keith Ryle	Vincent Le Gala
Zoe Hoster	André Micael Pereira	Michael Schaffer	Vincent Lui	Robert GILMORE	Richard Eads	Fred Willard
Anthony Iorio	Cary Constantini	Felix Behnke	Christen Pierce	Steve Hufford	Kenneth DePaul	Leonora L Uy
Justin Ricks	Lourdes Tam	John William Polomny	John Patrick	Andrew Helsey	Danilo R Barile	Ka Vang
Robert Eugene Wright	Andreas Skevas	Mohamed Hassim	Meng Wu	Kirk Sato	Ahsan Abbas	S.A. Meservey
Young Star Two	Evan Bagley	Kurt Miller	Silva Nasr	Michael Gill	Noel C Boyd	Shaoping Tang
Bruno Gianconcelli	Wade Hutzenbiler	Rosetta Waters	Sudeep Ruparelia	Michael Hall	Iurie Gornea	Izalda Altamirano
Chenyifu Chen	Nidal Mohammed	Phanindra R	Ng Hock Leong	Jasper Corso	James W Espy	Cheryl Ann George
Cooper Louie	Mark Alboslzio	Kishore GADHIRAJU	Amirhossein Teymouri	James Rhodes	Lynn M Boppel	Mike Shaw
Yuliya Mcdonnell	Angelo Rella	Mauricio Rodrigues	Marco Vallejo Jr	Andrew Wenzel	Stanley Onubiyi	Christian Blab
Nelson Chiakpo	Paul Ditscheit	Lynford Schrock	Myra Dawn Cole	Georgeann Bellamy	Randall E Kinoshita	Jeff Stephens
Ronald Ludwig	Kim Kinnaird	Latanya Sullivan	Dave Morgan	Leroy Heath	Lee Lacy	Mick Hall
Douglas Ver Mulm	Jorge Prieto Arranz	Akilesh Duvvur	Alex Sheng	Michael Hutson	Kimberly Bryant	Neal Yahata
Richard Kessler	Patrick Abandy	Scott Kohl	Edward F Stefan	Salvatore Fondaco	George Koons	Durwood G. Robinson
Hani Gobran	Mark Elson	Bud Jenkins	Allen Marcum	Richard Knepfle	Michael Gibson	Tali Logsdon
Zbynek Dvorak	Roberta Campbell	Thomas Collier	Francis W. Post	Mulnat Alaka	Edward Feinberg	Kevin F. Van Sloun
Stephanie Clancy	Pedro Torres Rivera	Raj Khammall Subramani...	Sean Totch	Ronald Post	Marcello Fontirossi	Rakesh Shishodia
Fred Katzman	Annette Reffait	Konstanti Kalcanides	Kenneth Wheeler	Joan Hernandez	Upoaluri Srinivas Anands...	Joel Garcia
Robert Paul Krutul	Geoff Newell	Abelardo Ancheta	Stanley Au	Daniel Broussard	James McArdle	Randal Castillo
Frank D Dajka	Nan Huang	Steve Macumber	Wales Wilcox	Diane Wendling	Joe Seenauth	Kenneth Scott
Gertrude Deck	Jeffrey Van De Poel	Sammy Damelio	Istvan Dien	Larry Langer	Mitchell J Schultz	Allen WECHTER
Alma T Grace	Ronald Welty	Suzanne Coppenrath	Marc Roehl	Michael H Vu	Jones Moses	Robert Spence
Ryan Braun	Yamara M Beck	Dwight Ramsay	Dale Firestine	Carla Roberts	Eric Maast	Frank Darling
Andrew R. Fong	Daniel Kenney	Kitra Cahana	Jake St. John	Leslie Funderburg	Susan Pavlow	Robert R Binoniemi
Vanda Sar	Lon Hals	Kelly ALEXANDER	John Tin	Joan Faris	John T. Walraven	Wayne Willer
Eugene L. Lacaillade	Rob Lejawa	William L. Hoggatt	Dennis Palmer	Mansoor Hirani	Lorraine Moeller	Linda Ngov
Michael Ngo	Z M Golam DASTAGIR	Ludwig Salm	Wayne Mcclellan	Swaroop Conjeevaram	Keshav Agrawal	Mayur Kamble
Mark Bonner	Dwayne Eden	Robert R. Poole	Benjamin BENAKOTE	John Gilbert	Dustin Starbuck	Stephen Patrias
Michael T Scott	Erika Rosa Rodriguez	Carla Williams	John Mayer	George Gartseff	Sherri M. Miller	Mark Bramley
Robert Mackenzie	Jean Marcellin	Reinhart Arquiza	Billy Booty Dds	Richard Edward Seeley	Noe Juredo	Valeria Csuka
James Perris	Johnny Nguyen	Vincent Mach	Evan Geller	George Polk	Steve Brinkmeyer	Ryan Griffis
Larry Mast	Lorens Knudsen III	Carol E Mungas	John A Pfaff	Cynthia Cleary	Hilary Sessions	John Mayer
Keith Binam	Konni Black	Gordian Botelho	Gloria S	Christopher Nelson	Roland Burnett	Jorge Prieto Arranz
Patricia Osbourn	Michael Wood	Patricia Fernandez	Emmanuel Antoine	Drew Ruhlman	Charles Hoesch	Thomas Braun
Jane Razak	James Boston	Canon Meistrand	Steven Young	Hunter Lee Garcia	Patricia Shelton	Mark Dayrell
Ronald Kenneth Bara	Patrick Sullivan	Katherine Tra Vu	Luis Zervigon	Stephen Phillips	Yo Sup Moon	Joe Tawil
Peter Palermo	Kevin Avery	Lawrence Dailey	Olli Laine	Gerardo Leo	Marlyn Cooper	Gary Moscarello

T P	Robert Orval Seeber	John MacLauchlan	Catherine Butler	William Paul BURGHARDT	Ty Davidson	Leonard Chijioke Ezenwa
Vinay S	Josh Colenda	Joshua Haas	Mike Taylor	Gerald Magid	J. William Howerton	Luis Debayle
Karthik Thenkondar	Paul Drechsler	Terah Stiell	Cynthia Brinkman	John Kevin Stophel	Rene Hughes	Ajay Upadhyaya
Ralph Chimis	Susana Calas	Ismael Toribio	Neville George	Marc Wüerttemberger	Jacobus Dirk Spreeuwen...	Felix R Dayola
Jeremy Ryan Seopi	Kevin Cook	Donald V Stitz	Susan Mc Guinness Getzi...	James Dorsey	Kyle Jones	Steven Berndt
Alma T Grace	Erik Dwyer	Geoff Newell	Evan Geller	Robert Hemoton	William R Anderson	Sanjeev Munjal
Michael Cupp	Andreas Stracke	Richard Davis	Tadhg Barlow	David Kertland	Alfred Alexander Crabtree	John Kevin Stophel
Harold Thomas Jaudon Jr.	Barbara Fein	Cheryl Simon	Bailama Pessima	Randy Lieberman	Michael Fink	Yuriy Nayer
Guenadi Jilevski	Amit Shukla	Ashish Anand	John Platt	Randall A Hamerly	Susan Patricia Ayles	George M Ouchi
Chen Ye	Ralph P Sikkema Dvm	Stanley Smith	Kirk Lively	Ron Southern	John Litz	Thomas J Hedrick
Daniel Erlanger	Edward H. Cohen	Michael Malloy	John Turner	Cherin Watanabe	James Scott	Lawrence Yi
Bob Flick	Jason Chalecki	Helen BOONE	Michael DeLaMater	Rob Woods	Steve Berry	Stephanie Walther
Joseph Perez	Hashim Bharoocha	Michael Hutson	Joseph Semborski	S. Lea Langdon	Steve Brinkmeyer	Vincent Mach
Edward Loseman	Joseph Brooking	Jeremiah Cantion	Mario J. Kobylt	Darin Slattengren	Charles Thaggard	James Thesing
Matthew Howland	Jack Poissant	Sammy Damelio	William Brown	Evgenii Dokumentov	Ritz Ram	Cheryl Ann George
Edwin X Berry	Donald Stanley Rascento	James Wheeler	Keluntang Barrow	Rodney Wade	Juan Chen	Terry Muskoff
Carl Welti	Dan Perry	Rahul Goswami	Jerry Michael Bell	Yogendre Kumar Patel	Mohammed Murad	Sydney Sheng
Lawrence Chong	Darrell Henrichs	Teresa Turner	Keith Andrew	David Botsford	Ernest Iseminger	Peter Griffiths
Ajay MAHAJAN	Mitchell Shane Orgill	Philip Kellner	Chris Ngang	Bert Socolove	Maurice Adovbekpe	Gary Darr
Mario M Teel Jr.	Michael Huisman	Kweku Agyeman	Kelli Edmond	Chris C Christman	Alain Serrano	Marilyn Belew
Jerry Lee Culliton	Cari Lansford	Rajash G Bhakta	Deviprasad Mulluru	Mark Schroeder	Valma Kennedy	Haydn Vestal
Ruby Choi	Oleg Bolan	Tina Downer	Matthew S LaValle	Thomas Moreno	Patricia Boyd	Jeremy IVIE
Jeremiah Wiser	Timothy P. Tart	Christopher Simpson	May Malicdan	Ryan Cloward	Rad Markez	Mingsong Ye
Stephen Higinbotham	Dee Jane Acosta Maglala...	Jay Shah	Mark Portukalian	Anthony Brewer	John Curry	Bradley Skarsten
Mark Schroeder	Tadhg Barlow	Theodore Murray	Carol West	Darrell Dillon	Dan TRAN	Jamal Earle
Terry Baker	Deacqueline Bell	Jeziel Nova	John Barrett	Christopher J Mathis	James Duma	Bruce Bernzweig
Jason Ingber	William Farrell	Rafael Hernandez	Sven Baer	Scott Gall	Lon Hals	Austin Gottschalk
Dorothy Bautista Silvestre	Louis Bowler	Gregory Ray	Steven Stiansen	Raymond Prato	Anthony DeBiase	Sourabh Dhawan
Bashar Neshelwat	Martin Wagner	Ronald Reed	Andrew Haine	Yaniv Danan	Andrew Limanni	Markus Bertschi
Timothy Perkins	Dawn Pewitt	William Lanche	Kevin Oh	Zenaida San Felipe	Andrew S Mehring	Antonio Thomas
Arthur Brennan	Marilyn Anderson	Michael Kane Sr.	Steve Laufer	Richard Roman	Connie Chen	Rajeshnani Dasari
Jerry Vickers	Louis Ybarrondo	Lingling Feng	Chad Curtin	Jim Owens	Stephen Slay	Sarah Khan
Paul Green	Felix Kwong	Annette Barger	David Brown	Erin Ray	Jeb Veal	Mohamed Hassim
Daniel Peters	William Paul BURGHARDT	James Dorsey	Rob Woods	David Sidbury	Clair H Sauder	Montgomery Close
Theodore Obrien	Brian Thomson	Bader Zohdi	George Berry	John Ordway	Lorene Evans	Steven Perzia
Sanjay Shah	Cindy Gisela Cobos	Erin Kinne	M. Angelo Palmer	Rosamund Palmer	Andrew Schunk	Abraham Tejeda
Teri Hansen	Jeff Lombardo	Michael Brady	David Witt	Vinay V SATTI	Michael Teske	Stephen Guilmette
Miguel Cruz	David Stockwell	Sonja Palmer	Stuart Bevin	Lon HOSKINS	Robert Turner	Robert Maenere
Jacob Cottrill	Edward H. Cohen	Evan Geller	Andrew S Mehring	Patricia Boyd	Christopher Simpson	Lafaiel Charles
Dale Judge	Dale Judge	Aaron Peterson	John Patrick	David Witt	Susana Calas	Charles Hoesch
John M. Dowd	Diane Kestner	Diane Kestner	Gareth Ujvarosy	Paul Ditscheit	Steve Laufer	Keluntang Barrow
Ronald Ludwig	Raymond Vining	Scott Gerich				

Thank You!

From the Tradefox, Inc. Team



Chris Yerbey
Founder & CEO



Will Cavendish
CTO / CSO



Ashwani Dutt



Duncan Walker
Market Research / Trade Finance

Structured Finance Valuation specialist, 10 yrs of modelling complex, illiquid assets for Deutsche Bank. Loves markets and risk, excited about how transformative quality information & trading systems could be for industry trade finance supply.



Denise Gerards
Senior Head of Operations

7 years experience in start-ups. Set up the operational and legal department for a multibillion automotive Berlin-based tech scale up ($460 million Softbank investment). Now continuing her career in tech, making an impact in the recycling industry.



Ashwani Dutt
VP of Operations, Central Asia

18 years experience in international trade across multiple commodities and 25 countries. Governmental liaison and operational leader in central Asia.



Damir Dardagan
Product Owner

Dedicated and accomplished professional with 23 years of experience in IT. Driving the team of developers to create the best possible platform.



Ervin Djogic
Lead Software Engineer

Full stack engineer and architect providing oversight & solution design for the development team.



Poonam Dhiman Bansal
Customer Support

As the Data Team Manager Poonam oversees our Delhi based data specialists and CSMs. The team are responsible for data verification, due diligence, analysis and reporting.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Ashwani Dutt	President @ Easy Travel India Pvt Ltd	2017
Chris Yerbey	CEO of Scrap Connection @ Scrap Connection	2012

Officers

OFFICER	TITLE	JOINED
Hon Wiilliam Cavendish	CTO/CSO	2021
Chris Yerbey	CEO, Secretary	2012

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Chris Yerbey	731,000 common stock	82.8%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
02/2012	$20,000		Section 4(a)(2)
09/2012	$12,000		Section 4(a)(2)
09/2013	$330,000		Section 4(a)(2)
06/2016	$55,000		Section 4(a)(2)
11/2017	$969,727		4(a)(6)
11/2018	$100,000	Safe	Section 4(a)(2)
06/2019	$200,000	Safe	Section 4(a)(2)
08/2019	$20,000	Safe	Section 4(a)(2)
06/2020	$30,363	Safe	Regulation D, Rule 506(b)
09/2020	$290,895		4(a)(6)
09/2021	$197,000	Safe	Regulation D, Rule 506(b)
09/2022	$876,500	Safe	Regulation D, Rule 506(b)

12/2022	$400,000	Safe	Section 4(a)(2)
03/2023	$500,000	Safe	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
09/21/2012	$12,000			$2,400,000	
09/27/2013	$330,000			$2,400,000	
06/24/2016	$55,000	9.0%		$2,668,000	

Outstanding Debts

None.

Related Party Transactions

In 2018 and prior years, the company advanced funds to Chris Yerbey, its founder, in connection with his employment as CEO ("the Related Party Loans and Advances"). The funds advanced were partially paid out in lieu of salary and will be amortized in accordance with Chris Yerbey's employment agreement with the Company. The Company also advanced nominal amounts to other employees which are expected to be repaid by salary deduction in future periods. The Related Party Loans and Advances do not accrue interest. As of August 2019, the outstanding balance is € 151,358.00 .

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred A	1,000,000	394,638	No
Preferred Aa	100,000	0	No
Common Stock	10,000,000	882,400	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	No options issued on this date

Other rights:

Risks

Scrap Connection Inc. operates currently as a holding company for its Dutch based subsidiary, Scrap Connection BV. All business development and tech development carried out from their offices in the US, Netherlands, Poland and India are managed and paid for by Scrap Connection BV. 99% of Scrap Connection, Inc.'s assets are comprised of its interest in it's foreign subsidiary and a loan of investment proceeds to Scrap Connection BV. This represents amounts advanced to Scrap Connection BV primarily from investments in previous rounds of funding. Scrap Connection BV is organized under the laws of and located in The Netherlands.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company not might sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case the Company might need to reduce sales & marketing, engineering, or other expenses. Were recurring revenue to decrease, further cuts would be needed and hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue. Even if we do make successful offering(s) in the future, the terms of that offering might result in your investment in the company being worth less because of the terms of future investment rounds.

The success of the Company is highly dependent upon the ability of its CEO and management team, to attract and retain qualified managers and other personnel in a competitive environment.

While the Company believes in good faith that its business plans have a reasonable chance of success, the operation of the Company are ultimately speculative and involve the possibility of a total loss of investment, due to any number of considerations. Investment is suitable only for individuals who are financially able to withstand total loss of their investment.

The company intends to use a significant portion of the proceeds from the offering for unspecified working capital. The offering proceeds will be used by the Company in the ways management deems most effective towards the Company's goals. T his means that although we definitely have plans for the proceeds (focused on sales, marketing, and product development) the Company will have ultim ate discretion to use the proceeds as it sees fit and the Company has chosen not to limit the Company's use of the funds to specific uses that investors could evaluate. Such portion of the proceeds from this offering will be used for the purpose that the company's management deems to be in its best interest in order to address changed circumstances or opportunities. As a result of the foregoing, the Company's success will be substantially dependent upon its discretion and judgement with respect to application and allocation of such portion of the proceeds of this Offering. The company may choose to use the proceeds in the manner that the investors do not agree with and investor may have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations, and ultimately cause an investor to lose all or portion of his or her investment.

The Company could be harmed in the event of the death or disability of founder Chris Yerbey. Likewise, key team members could leave or become unable to serve, decreasing the Company's ability to achieve its goals. The company also leverages the global talent pool and political risks, natural disasters, communication outrages and other factors can make team member unavailable or otherwise impact our ability to keep operating at current efficiency.

The market for technology companies is not predictable. While we may be able to sell the company for its technology, client relationships, team or other factors, there is no guarantee that it can be sold, nor that it will become profitable, nor that it will reach an Initial Public Offering (IPO). Even if those do occur, there is no guarantee that investor returns will be positive.

Growth of the company will require the recruitment, retention, and integration of additional highly qualified individuals. Even if such people can be hired, the projected growth in staff could present further management risks. The market for qualified personnel is highly competitive and there can be no assurance that any critical positions can be filled on a timely basis.

The company has received no notices or indications otherwise and believes they have not infringed on anyone else's IP rights. That said, the Company's technology-driven business is highly dependent on the Company's intellectual property. While the Company believes in good faith that it has robust rights to all intellectual property needed for its business, any dispute or litigation regarding intellectual property could be costly and time consuming due to the uncertainty of the intellectual property litigation and could divert the Company's management and key personnel from its business operation. A claim of intellectual property infringement could force the Company to enter into costly or restrictive license agreement, which may not be available under acceptable terms or at all, could require the Company to redesign or relabel its products ,which would be costly and time consuming, and/or could subject the Company to an injunction against sale of certain of its products. The Company may have to pay substantial damages, including damages for the past infringement, if it is ultimately determined that its products infringe a third party's proprietary rights.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from the Company's software as a Service platform. The company may generate but retain some or all of the

earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

From time to time, third parties may claim that one or more of the Company's products infringe their intellectual property rights.

The Company has a small team, and the loss of key team members, and especially the loss or death of the founder Chris Yerbey, could harm the company's ability to implement their plans.

Even if the Company is successful, an investor may want immediate access to the then net worth of the investment, but selling private securities can be difficult or impossible. In this case, an investor may need to wait until a liquidity event, and there are no guarantees one will occur.

The following trends or uncertainties could affect our financial condition, including the liquidity, cash flow and capital resources described below: The Company's operations may be unprofitable, and may result in the total loss of investment.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity

interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Tradefox, Inc.

- Delaware Corporation
- Organized July 2012
- 12 employees

896 S State Street # 542
Dover DE 19901

http://www.tradefox.co

Business Description

Refer to the Tradefox, Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Tradefox, Inc. has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

We failed to file an annual report on time in 2022.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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